Exhibit 12
AMETEK, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2007		2006		2005		2004		2003
Earnings:
Income from continuing operations (1)	$228,020		$181,934		$136,357		$108,991		$84,190
Income tax expense	108,424		81,752		61,930		51,728		40,960
Interest expense — gross	47,065		42,304		33,103		28,343		26,063
Capitalized interest	(199)		(137)		(190)		—		(46)
Amortization of debt financing costs (2)	—		—		—		—		—
Interest portion of rental expense (est.)	6,359		5,062		4,843		3,757		2,998

Adjusted earnings	$389,669		$310,915		$236,043		$192,819		$154,165

Fixed Charges:
Interest expense, net of capitalized interest	$46,866		$42,167		$32,913		$28,343		$26,017
Capitalized interest	199		137		190		—		46
Interest portion of rental expense	6,359		5,062		4,843		3,757		2,998

Fixed charges	$53,424		$47,366		$37,946		$32,100		$29,061

Ratio of adjusted earnings to fixed charges	7.3	x	6.6	x	6.2	x	6.0	x	5.3	x

(1)	Results for 2005-2003 have been adjusted to reflect the retrospective application of FAS 123R to expense stock options, which was adopted effective January 1, 2006. The retrospective application reduced 2005-2003 net income by $4.3 million, $3.7 million and $3.6 million, respectively.

(2)	- Included in interest expense.